Filed Pursuant to Rule 424(b)(2)
Registration No. 333-140227
PROSPECTUS SUPPLEMENT
(To Prospectus dated February 8, 2007)
51,389 Shares of Common Stock
Pursuant to this prospectus supplement, we are offering 51,389 shares of our common stock (the “Shares”) to Steven Richards & Associates, pursuant to the agreement as detailed below. The Company will not receive any of the proceeds from sales of the shares of Common Stock by the security holder.
We expect to issue the Shares to the above-named entity on or about February 29, 2008 contingent on the Company’s receipt of listing approval from the American Stock Exchange. Our Common Stock is listed on the American Stock Exchange (“AMEX”) under the trading symbol “KAD.” The last reported sale price of our Common Stock on February 26, 2008 was $0.78 per share.
Please read this prospectus supplement and the base prospectus carefully before you invest. Both documents contain information you should carefully consider before making your investment decision. Investing in Arcadia Resources, Inc. Common Stock involves risks. See Risk Factors beginning on page S-3.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us, the selling security holders or any underwriter. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Common Stock offered by this prospectus supplement, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, imply that the information in this prospectus supplement is correct as of any time subsequent to the date of this prospectus supplement.
The date of this prospectus supplement is February 27, 2008.

Prospectus Supplement

About This Prospectus Supplement
The Offering
Risk Factors
Use of Proceeds
Dilution
Where You Can Find More Information
Plan of Distribution

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we are offering to sell shares of our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of the common stock offering. The accompanying base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
As used in this prospectus supplement, the terms “Arcadia,” “we,” “our” or “us” mean Arcadia Resources, Inc., a Nevada corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

THE OFFERING

Common stock offered by Arcadia

Steven Richards & Associates, Inc.	51,389 shares	Satisfaction of a payment obligation pursuant to a Letter of Engagement.
Common stock outstanding before the offering	128,362,230 shares, as of February 26, 2008
Common stock outstanding after the offering	128,413,619 shares
American Stock Exchange (AMEX) symbol	KAD
RISK FACTORS
You should carefully consider the risks described below, in addition to the other information in this prospectus supplement and the related prospectus, including the information incorporated by reference herein, before making an investment decision. The risks and uncertainties described below are all of the material risks facing our company.
If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment in us.
We recently became a public company and have a limited operating history as a public company upon which you can base an investment decision.
The shares of our common stock were quoted on the OTC Bulletin Board from August 2002 through June 2006 and began trading on the American Stock Exchange in July 2006. We have a limited operating history as a public company upon which you can make an investment decision, or upon which we can accurately forecast future sales. You should, therefore, consider us subject to all of the business risks associated with a new business. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the formation and initial operations of a new and unproven business.
To finance acquisitions made as part of our growth strategy, the Company incurred significant debt which must be repaid. Our debt level could adversely affect our financial health and affect our ability to run our business.
We acquired Arcadia Services and Arcadia Rx on May 10, 2004 and have acquired approximately 30 additional companies since that time. We incurred substantial debt to finance these acquisitions. This debt has been reduced periodically through capital infusions. As of December 31, 2007, the current portion of our debt, including lines of credit and capital lease obligations, totals approximately $1.1 million, while the long-term portion of our debt totals approximately $33.5 million, for a total of approximately $34.6 million. This level of debt could have consequences to holders of our common stock. Below are some of the material potential consequences resulting from this amount of debt:
o	We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes.

o	Our ability to adapt to changing market conditions may be hampered. We may be more vulnerable in a volatile market and at a competitive disadvantage to our competitors that have less debt.

o	Our operating flexibility is more limited due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions and paying dividends.

o	We are subject to the risks that interest rates and our interest expense will increase.

o	Our ability to plan for, or react to, changes in our business is more limited.
Under certain circumstances, we may be able to incur additional indebtedness in the future. If we add new debt, the related risks that we now face could intensify. In order to repay our debt obligations timely, we must maintain adequate cash flow from operations or raise additional capital from equity investment or other sources. Cash, which we must use to repay these obligations, will reduce cash available for other purposes, such as payment of operating expenses, investment in new products and services offered by the Company, self-financing of acquisitions to grow the Company’s business, or distribution to our shareholders as a return on investment.
Due to our debt level, we may not be able to increase the amount we can draw on our revolving credit facility with Comerica Bank, or to obtain credit from other sources, to fund our future needs for working capital or acquisitions.
As of December 31, 2007, we have total outstanding long-term obligations (lines of credit, notes payable and capital lease obligations) of $34.6 million. Due to our debt level, there is the risk that Comerica Bank or other sources of credit may decline to increase the amount we are permitted to draw on the revolving credit facilities or to lend additional funds for working capital or other purposes. This development could result in various consequences to the Company, ranging from implementation of cost reductions, which could impact our product and service offerings, to the modification or abandonment of our present business strategy.
The terms of our Credit Agreements with Comerica Bank subject us to the risk of foreclosure on certain property.
RKDA granted Comerica Bank a first priority security interest in all of the issued and outstanding capital stock of Arcadia Services, Inc. Arcadia Services, Inc. and its subsidiaries granted the bank security interests in all of their assets. The credit agreement provides that the debt will mature on October 1, 2009. If an event of default occurs, Comerica Bank may, at its option, accelerate the maturity of the debt and exercise its right to foreclose on the issued and outstanding capital stock of Arcadia Services, Inc. and on all of the assets of Arcadia Services, Inc. and its subsidiaries. Any such default and resulting foreclosure would have a material adverse effect on our financial condition.
In order to repay our debt obligations, as well as to pursue our growth strategy, we may seek additional equity financing, which could result in dilution to our security holders.
The Company may continue to raise additional financing through the equity markets to repay debt obligations and to fund operations. Further, because of the capital requirements needed to pursue our growth strategy, we may access the public or private equity markets whenever conditions appear to us to be favorable, even if we do not have an immediate need for additional capital at that time. The Company also plans to continue to expand product and service offerings. Cash flow from operations is not expected to entirely fund these efforts, and the scope of these plans may be determined by the Company’s ability to generate cash flow or to secure additional new funding. To the extent we access the equity markets, the price at which we sell shares may be lower than the current market prices for our common stock. If we obtain financing through the sale of additional equity or convertible debt securities, this could result in dilution to our security holders by increasing the number of shares of outstanding stock. We cannot predict the effect this dilution may have on the price of our common stock.

The Company has completed approximately 30 acquisitions since the reverse merger in May 2004. The licensure and credentialing process under the new ownership must be satisfied timely in order to bill and collect for services rendered to beneficiaries of government-based health care programs and other insurance carriers. Cash flow related to these transitions can be impaired sufficient to require additional external financing in the form of debt or equity.
Over the past two years, the Company has made several acquisitions of durable medical and respiratory equipment businesses, in certain situations, the transitional credentialing has taken longer than expected, which has slowed the billing and collections process, resulting in a negative impact to the timing of cash in flows from the respective entities or in the worst case scenario, resulting in uncollectible fees for services provided. Management has recently brought additional resources to these efforts. The Company’s experience in ultimately billing and collecting for services provided in the transition period in question has been somewhat inconsistent. The inability to collect receivables timely or not at all could have a negative impact on its ability to meet its current obligations timely. This delay in collecting cash from normal operations could force the Company to pursue outside financing that it would not otherwise need to pursue.
To the extent we do not raise adequate funds from the equity markets to satisfy debt obligations, we would need to seek debt financing or modify or abandon our growth strategy or product and service offerings.
Although we raised $13.1 million in equity financing in May 2007, these funds, in combination with funds generated from operations and the divestiture of certain business operations, may not be adequate to satisfy short-term cash needs. To the extent that we are unsuccessfully in raising funds from the equity markets or through the possible additional divestitures of certain businesses, we will need to seek debt financing. In this event, we may need to modify or abandon our growth strategy or may need to eliminate certain product or service offerings, because debt financing is generally at a higher cost than financing through equity investment. Higher financing costs, modification or abandonment of our growth strategy, or the elimination of product or service offerings could negatively impact our profitability and financial position, which in turn could negatively impact the price of our common stock.
Because the Company is dependent on key management and advisors, the loss of the services or advice of any of these persons could have a material adverse effect on our business and prospects. We also face certain risks as a result of the recent changes to our management team.
The success of the Company is dependent on its ability to attract and retain qualified and experienced management and personnel. We do not presently maintain key person life insurance for any of our personnel. There can be no assurance that the Company will be able to attract and retain key personnel in the future, and the Company’s inability to do so could have a material adverse effect on us. We have recently made significant changes in our senior management team. In addition, the Company has experienced several changes in key accounting personnel as we consolidated the accounting function into one location. Our management team will need to work together effectively to successfully develop and implement our business strategies and financial operations. In addition, management will need to devote significant attention and resources to preserve and strengthen relationships with employees, customers and the investor community. If our new management team is unable to achieve these goals, our ability to grow our business and successfully meet operational challenges could be impaired.
A decline in the rate of growth of the staffing and home care industries, or negative growth, could adversely affect us by reducing sales, thereby resulting in less cash being available for the payment of operating expenses, debt obligations and to pursue our strategic plans.
We believe the staffing industry, including both medical and non-medical staffing, is a large and growing market. The growth in medical staffing is being driven by the shrinkage in the number of healthcare professionals at the same time as the demand for their services is increasing. Healthcare providers are increasingly using temporary staffing to manage fluctuations in demand for their services. Growth in non-medical staffing is driven by companies seeking to control personnel costs by increasingly using temporary employees to meet fluctuating personnel needs. Our business strategy within our Services segment is premised on the continued and consistent growth of the staffing and home care industries. A decline in the rate of growth of the staffing and home care industries, or negative growth, could adversely affect us by reducing sales, resulting in lower cash collections. Even if we were to pursue cost reductions in this event, there is a risk that less cash would be available to us to pay operating expenses, in which case we may have to contract our existing businesses by abandoning selected product or service offerings or geographic markets served, as well as to modify or abandon our present business strategy. We could have less cash available to pay our short and long-term debt obligations as they become due, in which event we could default on our obligations. Even if none of these events occurred following a negative change in the growth of the staffing and home care industries, the market for our shares of common stock could react negatively to a decline in growth or negative growth of these industries, potentially resulting in the diminished value of our Company’s common stock.
Sales of certain of our services and products are largely dependent upon payments from governmental programs and private insurance, and cost containment initiatives may reduce our revenues, thereby harming our performance.
We have a number of contractual arrangements with governmental programs and private insurers, although no individual arrangement accounted for more than 10% of our net revenues for the fiscal years ended March 31, 2007, 2006, or 2005. Nevertheless, sales of certain of our services and products are largely dependent upon payments from governmental programs and private insurance, and cost containment initiatives may reduce our revenues, thereby harming our performance.
In the U.S., healthcare providers and consumers who purchase durable medical equipment, prescription drug products and related products generally rely on third party payers to reimburse all or part of the cost of the healthcare product. Such third party payers include Medicare, Medicaid and other health insurance and managed care plans. Reimbursement by third party payers may depend on a number of factors, including the payer’s determination that the use of our products is clinically useful and cost-effective, medically necessary and not experimental or investigational. Also, third party payers are increasingly challenging the prices charged for medical products and services. Since reimbursement approval is required from each payer individually, seeking such approvals can be a time consuming and costly process. In the future, this could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payer separately. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third party payers are increasingly attempting to contain the costs of healthcare products and services by limiting both coverage and the level of reimbursement for new and existing products and services. There can be no assurance that third party reimbursement coverage will be available or adequate for any products or services that we develop.
In addition to the potential negative impact on our revenue due to future cost containment efforts, if Medicare reimbursement rates for certain durable medical equipment are reduced for the calendar year 2008 or 2009, the Company will be obligated to repay a portion of the proceeds received from its sale of the Florida and Colorado durable medical equipment operations in September 2007. The potential purchase price adjustment depends on in what calendar year the legislation is enacted and the number of months that the new legislation would provide for reimbursement. The maximum amount will be $1,000,000 if the number of months is reduced to 18 months or lower during 2008.
We could be subject to severe fines and possible exclusion from participation in federal and state healthcare programs if we fail to comply with the laws and regulations applicable to our business or if those laws and regulations change.
Certain of the healthcare-related products and services offered by the Company are subject to stringent laws and regulations at both the federal and state levels, requiring compliance with burdensome and complex billing, substantiation and record-keeping requirements. Financial relationships between our Company and physicians and other referral sources are subject to governmental regulation. Government officials and the public will continue to debate healthcare reform and regulation. Changes in healthcare law, new interpretations of existing laws, or changes in payment methodology may have a material impact on our business and results of operations.
The markets in which the Company operates are highly competitive and the Company may be unable to compete successfully against competitors with greater resources.
The Company competes in markets that are constantly changing, intensely competitive (given low barriers to entry), highly fragmented and subject to dynamic economic conditions. Increased competition is likely to result in price reductions, reduced gross margins, loss of customers, and loss of market share, any of which could harm our net revenue and results of operations. Many of the Company’s competitors and potential competitors relative to the Company’s products and services in the areas of durable medical equipment, and oxygen and respiratory services, have more capital, substantial marketing, and technical resources and expertise in specialized financial services than does the Company. These competitors include: on-line marketers, national wholesalers, and national and regional distributors. Further, the Company may face a significant competitive challenge from alliances entered into between and among its competitors, major HMO’s or chain drugstores, as well as from larger competitors created through industry consolidation. These potential competitors may be able to respond more quickly than the Company to emerging market changes or changes in customer needs. In addition, certain of our competitors may have or may obtain significantly greater financial and marketing resources than we may have. In addition, relatively few barriers to entry exist in local healthcare markets. As a result, we could encounter increased competition in the future that may increase pricing pressure and limit our ability to maintain or increase our market share for our durable medical equipment, mail order pharmacy and related businesses.
We may not be able to successfully integrate acquired businesses, which could result in our failure to increase revenues or to avoid duplication of costs among acquired businesses, thereby adversely affecting our financial results and profitability.
The successful integration of an acquired business is dependent on various factors including the size of the acquired business, the assets and liabilities of the acquired business, the complexity of system conversions, the scheduling of multiple acquisitions in a given geographic area and management’s execution of the integration plan. Our business plan has in part been premised on avoiding duplication of cost among our existing and acquired businesses where possible. If we fail to successfully integrate in these key areas, our Company’s financial results and profitability will be adversely affected, due to the failure to capitalize on the economies of scale presented by spreading our cost structure over a wider revenue base.
The failure to implement the Company’s business strategy may result in our inability to be profitable and adversely impact the value of our common stock.
We anticipate that the Company will continue to pursue an aggressive internal growth strategy, which will depend, in large part, upon our ability to develop and expand the Company’s businesses. We believe that the failure to implement an aggressive growth strategy, or a failure to successfully integrate recently acquired businesses, may result in our inability to be profitable, because our business plan is premised in part on capitalizing on the economies of scale presented by spreading our cost structure over a wider revenue base. Our inability to achieve profitability could adversely impact the value of our common stock.
We cannot predict the impact that registration of shares may have on the price of the Company’s shares of common stock.
We cannot predict the effect, if any, that sales of, or the availability for sale of, shares of our common stock by selling security holders pursuant to a prospectus or otherwise will have on the market price of our securities prevailing from time to time. The possibility that substantial amounts of our common stock might enter the public market could adversely affect the prevailing market price of our common stock and could impair our ability to fund acquisitions or to raise capital in the future through the sales of securities. Sales of substantial amounts of our securities, including shares issued upon the exercise of options or warrants, or the perception that such sales could occur, could adversely effect prevailing market prices for our securities.
The price of our common stock has been, and will likely continue to be, volatile, which could diminish the ability to recoup an investment, or to earn a return on an investment, in our Company.
The market price of our common stock, like that of the securities of many other companies with limited operating history and public float, has fluctuated over a wide range, and it is likely that the price of our common stock will fluctuate in the future. Since the reverse merger on May 10, 2004, the closing price of our common stock, as quoted by the OTC Bulletin Board and the American Stock Exchange (AMEX) beginning July 3, 2006, has fluctuated from a low of $0.60 to a high of $3.49. From October 1, 2006 through February 26, 2008, our common stock has fluctuated from a low of $0.64 to a high of $3.38. Slow demand for our common stock has resulted in limited liquidity, and it may be difficult to dispose of the Company’s securities. Due to the volatility of the price our common stock, an investor may be unable to resell shares of our common stock at or above the price paid for them, thereby exposing an investor to the risk that he may not recoup an investment in our Company or earn a return on an investment. In the past, securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. If we are the target of similar litigation in the future, our Company would be exposed to incurring significant litigation costs. This would also divert management’s attention and resources, all of which could substantially harm our business and results of operations.
Resale of our securities by any holder may be limited and affected by state blue-sky laws, which could adversely affect the price of our securities and the holder’s investment in our Company.
Under the securities laws of some states, shares of common stock and warrants can be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, warrants and shares of common stock may not be sold unless these shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with. The requirement of a seller to comply with the requirements of state blue sky laws may lead to delay or inability of a holder of our securities to dispose of such securities, thereby causing an adverse effect on the resale price of our securities and your investment in our Company.
The issuance of our preferred stock could materially impact the price of common stock and the rights of holders of our common stock.
The Company is authorized to issue 5,000,000 shares of serial preferred stock, par value $0.001. Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Company’s Board of Directors. Except as otherwise provided in the Company’s Articles of Incorporation, the Board of Directors has authority to fix by resolution adopted before the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences, and relative participating, optional and other rights, and the qualifications, limitations, and restrictions. The issuance of our preferred stock could materially impact the price of common stock and the rights of holders of our common stock, including voting rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our Company, despite such change of control being in the best interest of the holders of our shares of common stock. The existence of authorized but unissued preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
The exercise of common stock warrants may depress our stock price and may result in dilution to our common security holders.
Approximately 22.2 million warrants to purchase 22.2 million shares of our common stock are issued and outstanding as of December 31, 2007. The market price of our common stock is above the exercise price of some of the outstanding warrants; therefore, holders of those securities are likely to exercise their warrants and sell the common stock acquired upon exercise of such warrants in the open market. Sales of a substantial number of shares of our common stock in the public market by holders of warrants may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding warrants exercise those warrants, our common security holders will incur dilution. The exercise price of all common stock warrants, including Classes A, B-1 and B-2 Warrants, is subject to adjustment upon stock dividends, splits and combinations, as well as certain anti-dilution adjustments as set forth in the respective common stock warrants.
We have granted stock options to certain management employees and directors as compensation, which may depress our stock price and result in dilution to our common security holders.
As of December 31, 2007, options to purchase approximately 6.1 million shares of our common stock were issued and outstanding. On August 18, 2006, the Board of Directors approved the Arcadia Resources, Inc. 2006 Equity Incentive Plan (the “Plan”), which was subsequently approved by the security holders on September 26, 2006. The Plan allows for the granting of additional incentive stock options, non-qualified stock options, stock appreciation rights and restricted shares up to 5 million shares (2.5% of the Company’s authorized shares of common stock as of the date the Plan was approved). The market price of our common stock is above the exercise price of some of the outstanding options; therefore, holders of those securities are likely to exercise their options and sell the common stock acquired upon exercise of such options in the open market. Sales of a substantial number of shares of our common stock in the public market by holders of options may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding options exercise those options, our common security holders will incur dilution. The exercise price of all common stock options is subject to adjustment upon stock dividends, splits and combinations, as well as anti-dilution adjustments as set forth in the option agreement.
As of February 26, 2008, the former Chief Executive Officer has 2,000,000 options at an exercise price of $0.25 per share, which expire on March 15, 2008. The exercising of these options and the subsequent sale of the common stock in the open market could depress the prevailing market price for our common stock.
The Company has entered into several agreements whereby it has guaranteed the stock price at certain times in the future. If the future stock price is below the guaranteed stock price, the Company is obligated to “true up” the difference in either common stock or cash. The issuance of common stock would result in dilution to our common stock holders, and the settlement of the liability with cash would decrease cash available for other purpose, such as funding operations, paying down debt or investing in growth initiatives.
Pursuant to the purchase agreements relating to the PrairieStone Pharmacy, LLC and JASCORP, LLC acquisitions entered into in February 2007 and July 2007, respectively, the Company guaranteed the stock price at the one-year anniversary dates of the acquisitions.
On February 16, 2008, the Company became obligated to pay to the selling equity holders of PrairieStone Pharmacy, LLC a true-up payment in the aggregate amount of $2,857,760. The Company has elected to make this payment in shares of common stock and will issue to the selling equity holders an aggregate of 2,793,509 shares on or about February 29, 2008. The issuance of the common stock to the selling equity holders of PrairieStone Pharmacy, LLC is contingent on (i) the filing of any required prospectus supplement (supplementing the registration statement on Form S-3 and the accompanying prospectus filed on March 30, 2007 with respect to the shares to be issued) and (ii) the absence of any adverse notification or other action by a self-regulating organization or governmental agency concerning the issuance.
If our future stock price at the future date of the anniversary of the JASCORP, LLC acquisition is below the guaranteed price, then the Company is obligated to “true up” the difference in either common stock or cash or a combination thereof, at the Company’s sole discretion.
In addition, in order to induce certain individuals to accept common stock in lieu of cash relating to several transactions, the Company guaranteed that these individuals would receive a certain price per share of common stock if and when they sell their shares through certain dates, the last of which is December 15, 2008. If these individuals do not receive the guaranteed price and if certain other defined conditions are satisfied, then the Company is obligated to “true up” the difference in either common stock or cash or a combination thereof, at the Company’s sole discretion.
The amount of the Company’s aggregate “true up” obligation is dependent on the closing price of the Company’s common stock on the various future dates specified in the referenced agreements. Based on the closing price of the Company’s common stock as of February 25, 2008 of $0.82 per share, the Company’s total aggregate obligation would be $541,105 (659,884 shares at $0.82 per share).
The issuance of common stock in the future to settle these “true up” liabilities would result in dilution to our common stock holders. The payment of the “true up” liabilities with cash would use cash that could otherwise be used to fund operations, to pay down debt or to invest in growth initiatives.
We are dependent on our affiliated agencies and our internal sales force to sell our services and products, the loss of which could adversely affect our business.
We rely heavily upon our affiliated agencies to sell our staffing and home care services and on our internal sales force to sell our durable medical equipment and pharmacy products. Arcadia Services’ affiliated agencies are owner-operated businesses. The office locations maintained by our affiliated agencies are listed on the Company’s website. The primary responsibilities of Arcadia Services’ affiliated agencies include the recruitment and training of field staff employed by Arcadia Services and generating and maintaining sales to Arcadia Services’ customers. The arrangements with affiliated agencies are formalized through a standard contractual agreement, which state performance requirements of the affiliated agencies. Our affiliated agencies and internal sales force operate in particular defined geographic regions. Our employees provide the services to our customers and the affiliated agents and internal sales force are restricted by non-competition agreements. In the event of loss of our affiliated agents or internal sales force personnel, we would recruit new sales and marketing personnel and/or affiliated agents, which could cause our operating costs to increase and our sales to fall in the interim.
For the fiscal year ended March 31, 2007, we received a going concern opinion from our independent auditors due to our recurring losses. This could negatively affect our business and results of operation.
After conducting an audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2007, our independent auditors issued an unqualified opinion on the financial statements that included a material uncertainty related to our ability to continue as a going concern due to recurring losses from operations, which could adversely impact our ability to raise additional capital. The Company’s ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis. The Company has raised additional cash through equity and debt financing and the sale of certain non-strategic businesses during the first nine months of fiscal 2008, but management anticipates that the Company may require additional financing to fund its growth strategy during the remainder of the year. The Company’s new management team is exploring various alternatives for raising additional capital, including seeking new debt or equity financing, potential divestitures of additional non-strategic businesses, and pursuing joint venture arrangements. To the extent that these alternatives are insufficient to fund operating activities over the next year, management anticipates raising capital through offering equity securities in private or public offerings or through subordinated debt. If the Company is unable to obtain additional funds when they are required or if the funds cannot be obtained on terms favorable to the Company, management may be required to delay, scale back or eliminate its current business strategy. Additionally, the Company must continue to satisfy the listing standards of the American Stock Exchange. Although the Company has received no notification of any adverse action, the American Stock Exchange, as a matter of policy, will consider the suspension or delisting of any security when, in the opinion of the Exchange the financial condition and/or operating results of the issuer appear to be unsatisfactory.
In connection with our evaluation of internal controls over financial reporting as required by Section 404 under the Sarbanes-Oxley Act of 2002, we identified certain material weaknesses, which could impact our ability to provide reliable and accurate financial reports and prevent fraud. We could fail to meet our financial reporting responsibilities in future reporting periods if these weaknesses are not remediated timely, or if any future failures by us to maintain adequate internal controls over financial reporting result in additional material weaknesses.
Section 404 of the Sarbanes-Oxley Act of 2002 requires detailed review, documentation and testing of our internal controls over financial reporting. This detailed review, documentation and testing includes the assessment of the risks that could adversely affect the timely and accurate preparation of our financial statements and the identification of internal controls that are currently in place to mitigate the risks of untimely or inaccurate preparation of these financial statements. The Company was required to comply with the requirements of Section 404 for the first time in fiscal 2007. As part of this first-year review, management identified several control deficiencies that represent material weaknesses at March 31, 2007. The Public Company Accounting Oversight Board has defined “material weakness” as “a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” Although the Company is implementing remedial controls, if we fail to remedy these material weaknesses in a timely manner, or if we fail in the future to maintain adequate internal controls over financial reporting which result in additional material weaknesses, it could cause us to improperly record our financial and operating results and could result in us failing to meet our financial reporting responsibilities in future reporting periods.
We may not be able to secure the additional financing to fund operating activities through the end of fiscal year 2008, which would raise substantial doubt about our ability to continue as a going concern and would have a material adverse effect on our business and prospects.
Management anticipates that we may require additional financing to fund operating activities during the remainder of fiscal 2008. The Company’s new management team has developed a business plan that addresses operations, the expectation of positive cash flow and alternatives for raising additional capital, including potential divestitures of non-strategic businesses and/or seeking new debt or equity financing. To the extent that seeking new debt, restructuring operations or selling non-strategic businesses are insufficient to fund operating activities over the next year, management anticipates raising capital through offering equity securities in private or public offerings or through subordinated debt. Our ability to secure additional financing in this time period may be difficult due to our history of operating losses and negative cash flows, and we cannot guarantee that such additional sources of financing will be available on acceptable terms, if at all. An inability to raise sufficient capital to fund our operations would have a material adverse affect on our business and would raise substantial doubt about our ability to continue as a going concern, which would have a material adverse effect on our businesses and prospects.
Our financial results could suffer as a result of a goodwill and/or intangible asset impairment expense being recognized.
As of March 31, 2007, a goodwill impairment expense of $17,197,000 was recognized in the Durable Medical Equipment segment and an additional customer relationships impairment expense of $1,457,000 was recognized in the Durable Medical Equipment segment, for total impairment expense in the Durable Medical Equipment segment of $18,654,000. Depending on the Company’s financial performance, the carrying values of goodwill and other intangible assets could continue to be negatively impacted. We will perform impairment tests periodically, and at least annually, in the future. Whenever we perform impairment tests, the carrying value of goodwill or other intangible assets could exceed their implied fair value and would, therefore, require adjustment. Such adjustment would result in a non-cash charge to our operating income in that period, which could harm our financial results.
Our financial results could suffer if the goodwill and other intangible assets we acquired in our acquisition of PrairieStone Pharmacy, LLC become impaired, or as a result of costs associated with the acquisition.
Primarily as a result of our acquisition of PrairieStone Pharmacy, LLC in February 2007, approximately 59% of our total assets are goodwill and other intangibles as of December 31, 2007, of which approximately $34.3 million is goodwill and $24.8 million is other intangibles. In accordance with the Financial Accounting Standards Board’s Statement No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but is reviewed for impairment annually, or more frequently if impairment indicators arise. Other intangibles are also reviewed at least annually or more frequently, if certain conditions exist, and may be amortized. Management is contemplating cost reduction initiatives that may result in the closure or sale of certain non-strategic businesses. Depending upon the outcome of such initiatives, the carrying values of goodwill and other intangible assets could be negatively impacted. When we perform impairment tests, the carrying value of goodwill or other intangible assets could exceed its implied fair value and would, therefore, require adjustment. Such adjustment would result in a charge to our operating income in that period, which would likely harm our financial results. In addition, we believe that we may incur charges to operations, which are not currently reasonably estimable, in subsequent quarters after the acquisition was completed, to reflect costs associated with integrating PrairieStone. It is possible that we will incur additional material charges in subsequent quarters to reflect additional costs associated with the acquisition.
We have a history of operating losses and negative cash flow that may continue into the foreseeable future.
We have a history of operating losses and negative cash flow. If we fail to execute our strategy to achieve and maintain profitability in the future, investors could lose confidence in the value of our common stock, which could cause our stock price to decline, adversely affect our ability to raise additional capital, and could adversely affect our ability to meet the financial covenants contained in our credit agreement with our financial institution. Further, if we continue to incur operating losses and negative cash flow we may have to implement significant cost cutting measures, which could include a substantial reduction in work force, location closures, and/or the sale or disposition of certain subsidiaries. We cannot assure that any of the cost cutting measures we implement will be effective or result in profitability or positive cash flow. Our acquisitions may not create the benefits and results we expect, adversely affecting our strategy to achieve profitability. To achieve profitability, we will also need to, among other things, effectively integrate our acquisitions, increase our revenue base, reduce our cost structure and realize economies of scale. If we are unable to achieve and maintain profitability, our stock price could be materially adversely affected.
We may not be able to meet the financial covenants contained in our credit facility, and we may not be able to obtain a waiver for such violations.
Under our existing credit facility, we are required to adhere to certain financial covenants. As of March 31, 2007, the Company was not in compliance with certain covenants and received a waiver from the lender. As of December 31, 2007, the Company was in compliance with these financial covenants. If there are future covenant violations and we do not receive a waiver for such future covenant violations, then our lender could declare a default under the credit facility and, among other actions, increase our borrowing costs and demand the immediate repayment of the credit facility. If such demand is made and we are unable to refinance the credit facility or obtain an alternative source of financing, such demand for repayment would have a material adverse affect on our financial condition and liquidity. Based on our history of operating losses, we cannot guarantee that we would be able to refinance or obtain alternative financing.
In addition to the financial covenants, our existing credit facility with Comerica Bank includes a subjective acceleration clause and requires the Company to maintain a lockbox. Currently, the Company has the ability to control the funds in the deposit account and determine the amount issued to pay down the line of credit balance. The bank reserves the right under the security agreement to request that the indebtedness be on a remittance basis in the future, whether or not an event of default has occurred. If the bank exercises this right, then the Company would be forced to use its cash to pay down this indebtedness rather than for other needs, including day-to-day operations, expansion initiatives or the pay down of debt which accrues at a higher interest rate.
The disposition of businesses that do not fit with our evolving strategy can be highly uncertain.
In September 2007, we sold our Florida and Colorado durable medical equipment businesses. We will continue to evaluate the potential disposition of additional assets and businesses that are not profitable or are no longer consistent with our strategic objectives. When we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives, or we may dispose of a business at a price or on terms which are less than we had anticipated. There is also a risk that we sell a business whose subsequent performance exceeds our expectations, in which case our decision would have potentially sacrificed enterprise value. Conversely, we may be too optimistic about a particular business’s prospects, in which case we may be unable to find a buyer at a price acceptable to us and, therefore, may have potentially sacrificed enterprise value.
The Centers for Medicare and Medicaid Services (“CMS”) recently announced a competitive bidding program related to durable medical equipment. The program will operate within the ten largest metropolitan areas during 2008 and then be expanded to 70 additional areas in 2009. As a durable medical equipment vendor, the competitive bidding program could result in loss of revenue due to over-bidding by the Company and will increase the compliance costs.
Starting in 2007, Medicare is scheduled to begin to phase in a nationwide competitive bidding program to replace the existing fee schedule payment methodology. The program is to begin in 10 high-population metropolitan statistical areas, or MSAs, expanding to 80 MSAs in 2009 and additional areas thereafter. Under competitive bidding, suppliers compete for the right to provide items to beneficiaries in a defined region. Only a limited number of suppliers will be selected in any given MSA, resulting in restricted supplier choices for beneficiaries. The Medicare Modernization Act of 2003 permits certain exemptions from competitive bidding, including exemptions for rural areas and areas with low population density within urban areas that are not competitive, unless there is a significant national market through mail-order for the particular item. On April 24, 2006, CMS issued proposed regulations regarding the implementation of competitive bidding. The proposed regulations include, among other things, proposals regarding how CMS will determine in which MSAs to initiate the program, conditions to be met for awarding contracts, and the “grandfathering” of existing oxygen and other HME agreements with beneficiaries if a supplier is not selected. The proposed regulations also would revise the methodology CMS would use to price new products not included in competitive bidding. The proposed regulations do not provide many of the details needed to assess the impact that competitive bidding and other elements of the rule will have on our business. Until the regulations are finalized, significant uncertainty remains as to how the competitive bidding program will be implemented. At this time, we do not know which of our products will be subject to competitive bidding, nor can we predict the impact that it will have on our business.
Several anti-takeover measures under Nevada law could delay or prevent a change of our control, despite such change of control being in the best interest of he holders of our shares of Common Stock.
Several anti-takeover measures under Nevada law could delay or prevent a change of our control, despite such change of control being in the best interest of the holders of our shares of Common Stock. This could make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This could negatively impact the value of an investment in our Company, by discouraging a potential suitor who may otherwise be willing to offer a premium for shares of the Company’s common stock.

USE OF PROCEEDS
The shares of common stock are being offered to settle certain liabilities as described more fully below. We will not receive any cash proceeds from the sale of shares of our common stock by the security holders. The security holders will pay any underwriting discounts and commissions and expenses incurred by the security holders for brokerage, accounting, tax or legal services or any other expense incurred by the security holders in connection with sales by them. We will bear all other costs, fees and expenses incurred in effecting the registration of shares covered by this prospectus supplement, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our accountants.
A total of 51,389 shares are to be issued to Steven Richards & Associates, Inc. (“SRA”) in order to settle a portion of the payments due to it under Letter of Engagement entered into on April 23, 2007, in connection with SRA’s engagement by Arcadia for the sale of Arcadia’s Florida and Colorado DME businesses. In accordance with the Payment Agreement between Arcadia and SRA, dated February 18, 2008, the issuance of 51,389 shares to SRA will satisfy a portion Arcadia’s obligation to pay to SRA a percentage of the accounts receivable retained by Arcadia upon the sale of these two business units and collected by Arcadia after the closing of the transactions for the sale of the Florida and Colorado DME businesses.
DILUTION
The net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of preferred stock, payment of dividends and exercise of warrants or options, and, to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase. The Company currently has no preferred stock outstanding. Since we will not receive any of the proceeds from the sale of common stock sold by the selling security holders under this prospectus supplement, the net tangible book value of our common stock will not be increased or decreased as a result of such sales nor will the number of shares outstanding be affected by such sales.
WHERE YOU CAN FIND MORE INFORMATION
Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules, copy charges and procedures for the public reference room.
We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This Prospectus Supplement and the accompanying Prospectus do not contain all of the information contained in the Registration Statement. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington D.C. or copied without charge from its website.
Our SEC filings are available to the public at no cost over the Internet at www.ArcadiaResourcesInc.com, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning our principal executive office, which is:
Arcadia Resources, Inc.
9229 Delegates Row, Ste. 260
Indianapolis, IN 46240
Attention: Corporate Secretary
(317) 569-8234

PLAN OF DISTRIBUTION
Please see the information set forth under the caption “Plan of Distribution” in the accompanying prospectus. For more information, please see the section entitled “Where You Can Find More Information” in this prospectus supplement.